PURCHASE AGREEMENT

Northern Institutional Funds (the “Trust”), a Delaware statutory trust, and Kevin P. O’Rourke (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Treasury Instruments Portfolio (the “Treasury Instruments Shares”) for $1.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Treasury Instruments Shares.

2. The Purchaser represents and warrants to the Trust that the Treasury Instruments Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of August 24, 2017.

NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Kevin P. O’Rourke

KEVIN P. O’ROURKE